Exhibit 99.6

NICE to Host Executive Breakfast Series Focusing on Best
Practices for Optimizing the Performance of the Contact
Center

Series will bring together enterprise executives and industry thought leaders, including keynote speaker Mark Smith, CEO and Chief Research Officer of Ventana Research, to
discuss how workforce optimization can lead to greater customer loyalty, better business results and increased revenue growth

RA’ANANA, ISRAEL, May 29, 2012, NICE (NASDAQ: NICE) today announced that several industry thought leaders will gather during an Executive Breakfast Series in North America from June 12-26, to conduct engaging discussions on how to optimize the performance of the contact center to have the most impact at the decisive moment of a customer interaction. Attendees will also have the opportunity for one-on-one networking with their peers and with NICE subject matter experts.

The keynote presentation, Supercharging Agent Performance to Deliver Great Customer Experience, will be delivered by Mark Smith, CEO and Chief Research Officer of Ventana Research, who will provide insights, best practices and methods that an organization can adopt to improve the competence and maturity of agent performance management.

“The pressure to push agents to higher levels of performance is essential for every organization, and getting the best practices and education is what the city series is set up to deliver,” said Mark Smith, CEO and Chief Research Officer of Ventana Research. “I am really excited about teaming up with NICE Systems to ensure that organizations can get the information needed to assess current efforts for taking action and improving existing processes and systems.”

Smith will be joined by Gadi Bashvitz, Head of Solution Marketing for NICE Enterprise Group and other NICE Systems subject matter experts. Together, they will present best practices on optimizing contact center performance and facilitate discussions on utilizing real-time customer interactions to drive greater productivity, customer loyalty, and revenue growth.

To download the detailed agenda, please click here.

To register, please click here.

NICE Executive Breakfasts will be held at the following locations:

•	Atlanta, GA
Date: June 12, 2012
Location: Georgia Aquarium, 357 Luckie Street, NW

•	Columbus, OH
Date: June 13, 2012
Location: Franklin Park Conservatory, 1777 East Broad Street

•	Boston, MA
Date: June 14, 2012
Location: The Ritz-Carlton, Boston Common, 10 Avery Street

•	Phoenix, AZ
Date: June 26, 2012
Location: The Ritz-Carlton, Phoenix, 2401 East Camelback Road

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.